Exhibit (a)(21)

Genco Shipping & Trading Limited

Today, Genco’s Board of Directors unanimously recommended that shareholders reject Diana’s highly conditional and inadequate tender offer, which is simply another tactic in Diana’s attempts to acquire Genco on the cheap for the benefit of Diana and not all of Genco’s shareholders. The $23.50 per share price is unchanged from Diana’s prior inadequate proposal, is well below the value of our assets, does not provide a control premium and is below Genco’s current trading price.

Genco’s Board recommends shareholders not tender their shares and urges shareholders to protect their Genco investment by voting the WHITE proxy card “FOR” the reelection of Genco’s highly qualified directors and “WITHHOLD” on Diana’s nominees.

You can read more about our response to Diana’s inadequate tender offer here: https://lnkd.in/eMjf7sbc

Additional information, including voting instructions and legal information, can be found here: https://lnkd.in/eD4rq8Js

#VoteForGenco #CorporateGovernance #ShareholderValue #Maritime #Shipping

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